Exhibit 17.1

To the Trustees of Mesabi Trust:

I, David J. Hoffman, hereby announce my intention to resign as Trustee of the Mesabi Trust due to general concerns regarding my health.  This letter serves as the written notice of my resignation as required by Section 12.2 of the Agreement of Trust dated July 18, 1961.  My resignation will take effect upon the appointment of my successor as provided in Section 12.2 Agreement of Trust.

Sincerely,

/s/ David J. Hoffman
David J. Hoffman